CARDERO RESOURCE CORP.

Form 51-102F1

Management’s Discussion and Analysis

For the year ended October 31, 2007

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cardero Resource Corp. (“Cardero” or the “Company”) and compares its financial results for the year ended October 31, 2007 to the previous year.  This MD&A should be read in conjunction with the Company’s audited financial statements for the years ended October 31, 2007 and 2006 (“Financial Statements”).  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars (unless otherwise indicated).  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.

This MD&A contains certain statements which may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding the cost, timing and content of future anticipated exploration programs, the anticipated results thereof, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the Company’s inability to identify one or more economic deposits on its properties, to obtain all necessary permits, licenses and approvals required to carry out work on its properties, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Additional information relating to the Company, including the most recent Annual Information Form dated January 23, 2007, can be located on the Company’s web site www.cardero.com or on the SEDAR website at www.sedar.com.

DATE

This Management Discussion and Analysis reflects information available as at January 23, 2008.

THE BUSINESS OF THE COMPANY

Background

Cardero Resource Corp. is a junior resource mineral exploration company.  Its assets consist of mineral properties, common shares and warrants of other junior natural resource exploration companies and cash.  The Company funds its operations primarily through the sale of its equity securities.  The mineral exploration business is very high risk.  Major risks applicable to the Company include:

1.

The chance of finding an economic ore body is extremely small, and the vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

2.

The market for junior resource equities, where the Company raises funds, is extremely volatile.  The Company requires additional funds in order to be able to carry out all of it proposed exploration and business activities, and there is no guarantee that it will be able to raise additional funds as and when it requires them.

3.

The establishment of undisputed title to mineral properties is often a time consuming process, and even though the Company has diligently investigated title to all its mineral properties there is no guarantee of title.

4.

Currency fluctuations may affect the Company as its transactions are often conducted in US dollars, Mexican, Argentinean and Chilean pesos, and Peruvian nuevo soles.

5.

The Company’s properties are located in Mexico, Argentina, Chile and Peru and will be affected by the political stability and laws of those countries.

6.

There is no guarantee that the Company can obtain the necessary governmental permits, consents, approvals and licenses for its proposed operations as and when required.

7.

Environmental concerns and the fluctuation of metal prices, both of which are beyond the Company’s control, may significantly alter the economics of the exploitation of any mineral deposits that it may discover or acquire.

(See “Risk Factors”)

Exploration Activities

Cardero is actively assessing, acquiring interests in and exploring a number of mineral exploration properties, primarily those it considers to be prospective for gold, copper and iron.  At the present time, it is focusing its activities in Mexico, Argentina, Chile and Peru, where it has established subsidiaries and the infrastructure to enable it to actively work in such countries.  The Company, through its subsidiaries, holds, or has the right to acquire interests in, a number of properties in these countries.  However, at the present time it does not consider all of these to be material as, in many cases, the properties are in the early stages of evaluation, or have not had sufficient work done on them by the Company to determine if they are material.  Cardero presently considers its material properties to be the Baja IOCG Project (Mexico), the Iron Sands Project (Peru), the Pampa de Pongo Iron Project (Peru) and the Incahuasi SHV Project (Argentina).  However, just as ongoing exploration activities on any presently non-material properties could produce results that would lead the Company to conclude that any such property had become material, results on any of the Company’s material properties could lead the Company to conclude that formerly material properties are no longer material.

Property	Total Costs as of October 31, 2006	Total Costs as of October 31, 2007	Estimated Fiscal 2008 Expenditures(1)
Baja IOCG, Mexico	$ 5,277,115	$ 5,577,320	$ 500,000
Iron Sands, Peru	3,367,032	4,223,535	3,000,000
Pampa de Pongo, Peru	2,566,830	2,683,199	5,000,000
Incahuasi, Argentina	597,204	1,328,010	800,000

Note:

This amount represents the estimated exploration expenditures for the 2008 fiscal year ending October 31, 2008 only, and does not include any property payments.  Estimated expenditures are contingent upon the Company obtaining additional financing sufficient to fund such expenditures and the ongoing successful results justifying further expenditures, neither of which can be assured.  In addition, the Company is currently seeking joint venture partners for the Baja IOCG project, and the expenditures noted above will only be incurred is such a partner cannot be located.

During the quarter ended October 31, 2007 and to January 23, 2008, the Company carried out the following exploration activities on all of its properties (material and non-material), and/or acquired the following additional properties:

Mexico

Baja IOCG

Anglo American Mexico S.A. de C.V. (“Anglo”) is in the process of transferring to the Company’s wholly owned Mexican subsidiary, Minerales Y Metales California, S.A. de C.V., all of the concessions acquired by Anglo on behalf of the joint venture (representing 13 exploration concessions covering approximately 50,112 hectares).  Following this transfer, the Company proposes, based upon an analysis of the results to date, to reduce the size of the overall property (which encompasses - including the concessions being transferred by Anglo - 20 exploration and 5 exploitation concessions covering approximately 64,954 hectares) to concentrate the land holdings over the most promising areas of the overall Baja IOCG Project.  Due to the existence of the lawsuit by Western Telluric Resources Inc. and Minera Olympic, S.A. de C.V. (see “Material Proceedings”), the Company did not carry out any work on the Baja IOCG Project during, or since, the quarter, nor has it been able to find a joint venture partner.  However, the settlement of this lawsuit during the quarter has enabled the Company to recommence its search for potential joint venture partners.  Confidentiality agreements have been signed with prospective partners, and property visits are anticipated to occur in February 2008.  If the Company is unable to secure a joint venture partner, the Company will, subject to financing, consider carrying out further work on its own on the Baja IOCG Project in the fiscal year ending October 31, 2008.

Corrales Project

During the quarter, the Company entered into a 5 year lease and option to purchase agreement dated October 23, 2007 with three Mexican individuals pursuant to which the Company has been granted a 5 year lease, with the option to purchase, one exploitation concession (100 hectares), referred to as the “Lolita” property located in the Municipality of Lopez, Chihuahua State.  In order to maintain the lease in good standing, and to exercise the option, the Company is required to make aggregate payments of USD 657,000 over five years to October 23, 2012, as follows:

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USD 24,000 on execution (paid);

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USD 18,000 on or before January 23, 2008;

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USD 15,000 on or before October 23, 2008;

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USD 60,000 on or before October 23, 2009;

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USD 90,000 on or before October 23, 2010;

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USD 100,000 on or before October 23, 2011; and

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USD 350,000 on or before October 23, 2012.

The Company has also applied for an additional exploration concessions in this area, which is referred to as the “Corrales Project”.  The Company is presently seeking a joint venture partner for the property and does not plan to carry out any work in 2008.

Argentina

Sediment Hosted Vein (SHV) Project

The SHV project is an exploration program, based on a specific geological model, targeting the prospective 61,000 square kilometre Santa Victoria basin in north-western Argentina.  The SHV Project involves an ongoing reconnaissance program in the basin, accompanied by the acquisition of properties believed to be prospective for this type of deposit.  To date, the Company has acquired interests in, or the right to acquire an interest in, 18 separate properties (1,028.6) square kilometres in total), of which one has been dropped following further investigation.  The remainder make up the properties currently comprising the Company’s SHV Project.  Additional properties may be acquired, and existing properties may be abandoned or returned to their respective vendors, as reconnaissance and property evaluation is ongoing.  In addition to the ongoing reconnaissance program, work in the quarter was focussed on the Incahuasi property

Incahausi Gold Project

Incahuasi is located in the Province of Catamarca, Argentina.  The property consists of five minas and four cateos (665 hectares) centered on the former Incahuasi gold mine, the most significant historical high-grade Sediment Hosted Vein (SHV) type gold producer in the region.

During the quarter, the Company carried out a geophysical Induced Polarisation survey at Incahuasi, which was completed in November 2007.  During initial interpretation of the survey, it was noted that little detail could be seen in the IP data.  This is thought to be due to water/salt saturation related to the nearby salar, which provides an extremely conductive background environment.  Therefore, the amplitude of electrical responses and importantly contrasts is too low to allow effective interpretation of the targeted shear zones.  As a result of this technical issue, only 9 of the planned 20 IP lines were completed and the survey was abandoned.

The Company has commenced a Phase II drilling program, planned to consist of 5 holes for 1,100 metres.  Contingent on results and available funding, the Company would proceed with Phase III of the drilling, consisting of 6 holes for 1,375 metres.

Newmont Exploration Alliance

In September, 2007, the Company agreed on a non-binding term sheet with respect to the commercial terms for the formation of a regional exploration alliance (“Alliance”) with Newmont Ventures Limited (“Newmont”) to jointly conduct exploration for a variety of gold deposit types in north-west Argentina.  The Alliance will operate within the northern portion of the Company’s Sediment Hosted Vein (“SHV”) project area, where the Company already holds a number of gold bearing properties as part of its SHV Gold targeting initiative.  The Alliance will cover an area of approximately 36,000 square kilometres.  Newmont will not, by virtue of its participation in the Alliance, earn any interest in any of the Company’s existing properties in the Alliance area.  However, it will have the right to earn an interest in certain of the Company’s properties through separate option agreements (see below).  Any properties acquired by the Alliance will be held, initially, 50:50 by the Company and Newmont, subject to dilution.

During the past three years, The Company’s Argentinean exploration teams have performed extensive in-house district scale target generation and subsequent follow-up regional exploration surveys specifically targeting bulk tonnage potential gold properties and concepts.  The Company will utilize this comprehensive regional experience to prioritize targets and to manage and operate the exploration program on behalf of the Alliance.  In addition, under the terms of the Alliance, the Company will have access to proprietary Newmont exploration technologies such as Bulk Leach Extractable Gold (BLEG) sampling, interpretation of remote sensing imagery and interpretation of geophysical data.  Newmont commenced interpretation of Aster satellite imagery in the late summer of 2007.  Following completion of such review, fieldwork commenced, focussed on regional BLEG sampling with approximately 2,000 samples planned to screen 11,000 square kilometres of prospective terrain previously identified by the Company.  Detailed geophysical surveys on pre-existing targets began in October, 2007 with subsequent targets identified by BLEG sampling being screened later in the 2007/08 field season.  No results have yet been received from the ongoing sampling and reconnaissance programs.  Terms of the Alliance include expenditures of up to USD 4.5 million over three exploration phases (USD 1.5 million in the first year, funded 50:50 by the Company and Newmont).  Full details of such expenditures will be announced upon final approval and execution of the definitive agreement (presently in preparation).

Existing Company properties located within the Alliance area have been designated as either Option Properties or Excluded Properties.  The Company has excluded four properties from the Alliance and will continue to advance these projects independently during the forthcoming field season.  All other Company properties within the Alliance area have been designated as Option Properties.  Newmont will not earn any interest in these properties through the Alliance, but has the right to elect to enter into an option to acquire an interest in some or all of these properties at any time during the term of the Alliance.  In order to earn an initial 50% interest, Newmont will be required to expend the greater of USD 500,000 or an amount equal to the cumulative expenditures by the Company on the property since September 1, 2007.

Since the implementation of the Alliance, geological staff has undertaken an extensive BLEG survey, with four dedicated teams in the field since mid-September 2007.  To date, 723 samples have been collected, effectively screening 3,253 square kilometres.  BLEG results are expected in March 2008.

La Poma Silver-Lead Epithermal Project

Pursuant to an agreement dated October 1, 2007 with two Argentinean individuals, the Company has the right to acquire a 100% interest in the La Poma Silver property in Salta province, north-western Argentina.  In order to maintain the agreement in good standing and exercise the option, the Company is required to make aggregate payments of USD 1,170,000, as follows:

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USD 20,000 within ten days of execution (paid);

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USD 100,000 on or before October 1, 2008;

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USD 150,000 on or before October 1, 2009;

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USD 200,000 on or before October 1, 2010;

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USD 350,000 on or before October 1 2011; and

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USD 350,000 on or before October 1, 2012.

The La Poma property lies within the Alliance area (see above) but is an Excluded Property and will be advanced by the Company on its own.  The property consists of 6 minas (exploitation concessions), covering approximately 3,803 hectares, including the former La Poma Silver-Lead Mine.  The property is located 24 kilometres from the town of San Antonio De Los Cobres and less than three hours drive from Salta.

Historically the La Poma Mine was exploited during the early 20th century up until 1964.  The mine was worked over a 2,000 metre strike length by both open pit and underground methods, with up to 1,100 metres of underground development.  Although the depth from surface is not reported, the Company’s geologists estimate that underground workings reached a depth of approximately 100 metres from surface.  Material was processed in a nearby plant with a capacity of up to 100 tonnes per day.  In 1995, the Japanese International Cooperation Agency (JICA) reported silver grades up to 716.2 g/t and gold grades up to 2.25 g/t.

To date, Cardero has completed due diligence sampling, reconnaissance mapping, an Induced Polarisation survey, and detailed mapping is in progress to generate drill targets.  A total of 12 lines (13,000 metres) of IP were completed in order to determine whether the known productive structures continue to depth in addition to along strike under younger cover.  Interpretation of the data has identified 6 new high priority targets, none of which are exposed at surface and none of which have been drill tested.  The geophysical anomalies remain open along strike and extend the system a minimum of 500 meters westward under younger cover rocks.  The results also suggest that mineralisation continues to a depth of at least 240 metres from surface.

In total, the Company has now collected 54 surface rock samples, with silver values ranging from 0.4 g/t to 1370 g/t, lead ranging from below detection to 15.45%, and copper ranging from below detection to 2.47%.  Mean values from all 54 rock samples to date is 250 g/t silver, 5.73% lead, and 0.32% copper.

Surface rock sampling at La Poma to date confirms that high grade mineralization is associated with the high chargeability IP anomalies mapped.  Not all high-grade mineralization is chargeable; therefore mineralization and potential discoveries are not limited to the six IP targets recently identified.

Subject to securing sufficient funding, the Company plans a Phase I drilling program at La Poma, scheduled to commence in the first quarter of 2008.

Mina Pirquitas Silver Project

The Company’s Mina Pirquitas Project is located close to the village of Mina Pirquitas and approximately 108 kilometres by road from the town of Abra Pampa, in Juyuy Province, northwest Argentina.  The project consists of one exploration concession (4,382 hectares) staked by the Company in 2004.  Work by the Company identified two targets in the area based on regional structural targeting using satellite imagery, regional geophysical images and published geological maps.  The targets are based on north-trending antiformal fold hinges intersected by a northwest-trending fault zone.  To date, the Company has not conducted any exploration on the property.  The Company’s property partially surrounds the Pirquitas Project of Silver Standard Resources Inc.

There has been significant historical production in the area, with 12 mines operating at various times on the adjacent properties between 1935 and 1990.  One of the largest mines was Mina San Miguel, which was an underground operation exploiting a zone of sheeted veins and extending to five levels, approximately 200 metres from surface.  Total historical production from the area is estimated at 775,000 kilograms (25M oz) of silver and 9,000 tonnes of tin from placer deposits.  An additional approximately 18,000 tonnes of tin were mined from underground (underground silver production figures are not available).

A private company based in Australia (“optionee”) has agreed to terms whereby the optionee may earn an interest in the Mina Pirquitas project.  The agreement provides that the optionee may earn a 55% interest by incurring exploration expenditures of USD 1,000,000 over 4 years, of which USD 50,000 must be incurred in the first year.  Following the optionee having earned its interest, the parties will enter into a joint venture, and thereafter each party is required to contribute its proportional share of further expenditures or be diluted on a straight-line basis.  The agreement is subject to the execution of formal documentation (currently being drafted).

The optionee has advised the Company that, as operator, it intends to commence a phase I exploration program in early 2008, consisting of detailed mapping, trenching and surface sampling.

Huachi Project

The Huachi copper-gold property is located in San Juan Province in north-western Argentina.  The property has good access and exploration can be carried out on a year-round basis.  Mapping by the Company indicates that copper-gold mineralization is part of a large and well developed porphyry style hydrothermal system.

Commencing at the end of the third quarter and during the present quarter, the Company carried out an Induced Polarization survey at Huachi.  The IP survey identified two large geophysical targets along strike from the known mineralization.  Neither of the two geophysical anomalies has been drill tested.

The Company will not be undertaking any further exploration at Huachi and is currently seeking a joint venture partner to advance the Huachi project.  Terms of the proposed JV will include significant drilling commitments to ensure that the targets are adequately tested in the upcoming field season.

Los Manantiales Project (formerly “Mina Angela”)

In March 2007, Cardero entered into a letter of intent with Hochschild Mining Holdings Limited (“HMHL”), a subsidiary of Hochschild Mining plc., pursuant to which it has granted HMHL the option to earn up to a 70% interest in the Los Manantiales Gold property, located in Chubut Province, Argentina.

HMHL is the operator of the project while it is completing its earn-in, and is responsible for formulating and implementing all work programs at the property.  As project operator, HMHL has advised the Company that it will commence an exploration program at the property in early 2008, contingent on receipt of work permits.

Mina Azules Property

Pursuant to an option agreement dated August 10, 2007 between the Company and two Argentinean individuals, the Company has the right to acquire a 100% interest in the Mina Azules property, consisting of two minas (exploitation concessions) located in the Santa Catalina Department of Jujuy Province.  In order to maintain the agreement in good standing and exercise the option, the Company is required to make aggregate payments of USD 1,410,000, as follows:

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USD 20,000 on execution (paid);

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USD 50,000 on or before August 10, 2008;

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USD 110,000 on or before August 10, 2009;

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USD 230,000 on or before February 10, 2010; and

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USD 1,000,000 on or before October 10, 2010.

The Company is presently negotiating for additional ground in the area and has not yet carried out any exploration other than very preliminary reconnaissance evaluation work.  No work is planned until negotiations have been concluded.

Peru

Pampa De Pongo

No work was completed on the Pampa de Pongo Project during the quarter.

The Company has given notice to Rio Tinto that it intends to exercise the option and acquire the property.  The required USD 300,000 payment in order to exercise the option will be made on or before January 27, 2008, being the due date.

The Company has initiated a 30,000 metre definition drill program at Pampa de Pongo, which is designed to upgrade the NI 43-101 Inferred Resource to a combination of Indicated and Measured Resource status.  SRK Consulting Engineers and Scientists (“SRK”) will design and oversee programs for the collection of geotechnical and geological data from drill core during the planned drill program, which is expected to commence in February, and continue through to July, 2008 (subject to the Company raising the necessary financing).  SRK has also been retained to complete a mine scoping study, scheduled to commence in February, 2008.  The scoping study will focus on determining the likely mining methods and will include an initial caveability and fragmentation assessment of the central orebody.  Overburden characteristics, hydrogeology and major structural features will all be reviewed.  The scoping study will also determine the range of potential mining costs, which should permit the development of a financial model for the deposit.  In the main Central Zone, the top of the high-grade semi-massive magnetite resource is typically 350 metres below surface, with intersections up to 302 metres @ 51.6% iron and 0.10% copper.  The Company believes that this portion of the resource may be suitable for an underground cave mining operation.  The overlying stockwork zone includes shallow intersections of up to 347 metres @ 22.5% iron.  The scoping study will investigate the possibility of extracting this material from surface by open-pit methods.  This mineralisation has not been included in the current inferred resource and, if the extraction of this material appears viable, the scoping study will include an updated Pampa de Pongo Inferred Resource including this material.

Iron Sands Project

The Iron Sands Project consists of three separate groups of claims, each covering a different dune field, and known (from north to south) as the Carbonera, Pampa El Torro and Tanaca Dune fields.  The Iron Sands Project is located near the city of Nazca in the desert coastal region of southern Peru approximately 45 kilometres northeast of the port of San Juan and close to the large Marcona iron mine (approximate resource of 1.4Bt @ 54% iron), and to Cardero’s Pampa de Pongo iron deposit.  The Iron Sands project comprises 23 mining concessions which total 17,400 hectares.  A further 32 concessions, totalling 27,100 hectares, which previously formed part of the project, were abandoned during the quarter.

In 2008, the objective for the Iron Sands Project is to prepare approximately 40 Mt of magnetic concentrates (“MC”) to determine concentrate recovery and grade using commercially available dry magnetic separation equipment.  The Company has purchased dry magnetic separation equipment that will be utilised in a pilot plant operation located at the dune site in Peru.  Operation of this pilot plant will produce a concentrate sample for a subsequent melting test, as well as defining dry magnetic separator equipment scale-up criteria and guarantees for the commercial concentration plant.

The melting test will process the concentrate produced from the concentrate pilot plant operation to produce a large sample of both pig iron as well as slag.  The objectives of the large scale melting test are to define the agglomeration technology, identify melter operation parameters and produce large samples of pig iron and slag for subsequent use.  Production of a large sample of pig iron will develop confidence in the chemistry of the product that would be produced by the commercial melter.  The slag sample will be used in identifying the optimum technology route for recovery of both vanadium and titanium.  Information gathered from the slag recovery test program will define the criteria necessary for the slag recovery plant.

A project scoping study as well as concentrator-melter-slag recovery commercial pre-engineering effort are planned to proceed in parallel with the melting test.  The objective of the scoping study and pre-engineering effort will be to produce a bankable feasibility study that includes process flow sheets, equipment lists and budgetary cost estimates for the Iron Sands Project.

In tandem with these tests, a mineral resource estimate will be completed by SRK Consulting Engineers in South Africa.  Hydrogeological studies will be completed to determine if sufficient water is available to support on-site processing needs.  Base line studies and discussions with local communities will be initiated as soon as possible.

The Company anticipates that the foregoing work program will cost approximately USD 2.5 to 3.5 million, and could be completed, subject to equipment and contractor availability, within a 16 month period.  Subject to securing the necessary financing to do so, the Company intends to proceed with the foregoing work program.

Amable Maria Project

No work was carried out on the Amable Maria project during the quarter.  The Company is currently looking for a joint venture partner to advance this uranium project.

Chile

During the quarter, the Company determined to investigate a number of potential acquisitions in Chile.  To this end, in September, 2007, the Company incorporated a Chilean subsidiary, Compania Minera Cardero Chile Limitada.

Pedernales Project

Subsequent to the quarter, on December 27, 2007, the Company entered into an option agreement with a private Chilean company to earn a 100% interest, subject to a 3% net smelter returns royalty, in two mining claims (600 hectares) located in the area of Diego de Almagro, Chanaral province, Third Region of Atacama.  In order to maintain the agreement in good standing and exercise the option, the Company is required to make aggregate payments of USD 7,300,000, as follows:

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USD 20,000 on execution (paid);

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USD 20,000 on or before January 4, 2008 (paid)

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USD 60,000 on or before January 27, 2008;

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USD 200,000 on or before July 31, 2008;

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USD 400,000 on or before July 31, 2009;

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USD 600,000 on or before July 31, 2010;

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USD 1,000,000 on or before July 31, 2011; and

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USD 5,000,000 on or before July 31, 2012.

The Company can exercise the option at any time upon payment of USD 5,000,000, following which no additional payments are required.  The Company has the right to buy one-half (1.5%) of the 3% NSR royalty for a payment of USD 5,000,000.  After the exercise of the option, the Company is required to pay advance minimum royalties of USD 1,000,000 per year for the first three years, which amounts are recoupable from the production royalties.  The owner has the right to mine “non-metallic” ores.  The Company is presently formulating a strategy for the exploration of this property, and no decisions have been made in this regard.

Qualified Person(s) and Quality Control/Quality Assurance

EurGeol Keith Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the mineral property disclosure in this MD&A.

The work programs on the Company’s properties are designed and are supervised by Keith Henderson, Vice President, Exploration, of Cardero, either alone or in conjunction with independent consultants.  Mr. Henderson and such consultants, as applicable, are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the various project rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, initially in Mexico, Argentina, Chile and Peru.  Due to the nature of the Company’s proposed business and the present stage of exploration of its mineral properties (which are primarily early to advanced stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Permits and Licenses:  The operations of the Company will require consents, approvals, licenses and/or permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary consents, approvals, licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties is and will continue to be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself all of its planned exploration and development programs.  The development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There can be no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.  In particular, failure by the Company to raise the funding necessary to maintain in good standing the various option agreements it has entered into could result in the loss of the rights of the Company to such properties.

Foreign Counties and Regulatory Requirements:  All of the mineral properties held by the Company are located in Mexico, Argentina, Chile or Peru, where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian dollars.  Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Mexican and Argentine pesos and Peruvian nuevo soles.  The Company’s operations in Mexico, Argentina, Chile and Peru and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Price Fluctuations and Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual and extreme fluctuations in price will not occur.

Surface Rights and Access:  Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures.  In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming.  In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access.  However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access.  There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities.  In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction

Title:  Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Investments

The Company continues to hold the following investments in the securities of other public companies:

(a)

3,000,000 common shares of International Tower Hill Mines Ltd. (“ITH”) (trading on the TSXV and American Stock Exchanges) and common share purchase warrants to purchase an additional 2,000,000 common shares at a price of $1.00 until August 4, 2008.  Following the completion by ITH of a significant private placement in April 2007, the Company holds approximately 7.56% of ITH as of October 31, 2007.  The Company does not have any present intention of disposing any of its current holdings in ITH; and.

(b)

1,000,000 common shares of Trevali Resources Corp, (“TRC”) (trading on the CNQ).  The Company does not have any present intention of disposing any of its current holdings in TRC.

SUMMARY OF QUARTERLY RESULTS

The table below sets out the quarterly results expressed in Canadian dollars, for the fiscal years 2006 and 2007:

Fiscal 2007

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 82,190	$ 88,649	$ 59,079	$ 1,104
Gain on sale of investment	1,818,236	-	-	-
Net income (loss)	6,903	(2,001,964)	(1,479,139)	(5,667,290)
Net income per share	0.00	(0.05)	(0.03)	(0.12)
Comprehensive income (loss)	(303,097)	(1,001,964)	(329,139)	(8,827,290)

Fiscal 2006

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 93,787	103,878	102,400	51,313
Net loss	(951,779)	(1,113,123)	(3,530,664)	(2,594,576)
Net loss per share	(0.02)	(0.03)	(0.08)	(0.06)

Notes:

1)

There were no discontinued operations or extraordinary items in the periods under review.

2)

The basic and diluted losses per share were the same in each of the periods.

The variation seen over such quarters is primarily dependent upon the success of the Company’s ongoing property evaluation and acquisition program and the timing and results of the Company’s exploration activities on its current properties, none of which are possible to predict with any accuracy.

SELECTED ANNUAL INFORMATION

The Company’s results of operations for the years ended October 31 are summarized below:

	2007	2006	2005
Interest income	$ 231,022	$ 351,378	$ 376,289
Net loss	9,141,490	8,190,142	6,462,890
Net loss per share	0.20	0.19	0.16
Total assets	34,064,716	27,172,271	28,480,066
Working capital	2,749,920	5,668,546	15,436,673

Notes:

1)

There were no discontinued operations or extraordinary items in the years under review.

2)

The basic and diluted income (loss) per share numbers was the same in each of the years under review.

3)

The Company had no long-term financial liabilities for the years under review.

4)

The Company has no history of declaring dividends.

The significance of these numbers is discussed under “Results of Operations” and “Liquidity and Capital Resources”.

RESULTS OF OPERATIONS

During the year ended October 31, 2007, the Company had a net loss of $9,141,490 or $0.20 per share, as compared to a net loss of $8,190,142 or $0.19 per share for 2006.  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company.  Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding.  Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

	Three months ended October 31		Year ended October 31
	2007	2006	2007	2006
Net loss	$ 5,667,290	$ 2,594,576	$ 9,141,490	$ 8,190,142
Interest income	1,104	51,313	231,022	351,378
General and administrative costs	2,179,376	2,263,543	7,465,806	6,481,022
Stock-based compensation component	777,743	1,277,450	1,845,480	2,969,183
Write-down of resource properties	3,485,508	372,298	3,538,466	2,052,145

Three months ended October 31, 2007 compared to three months ended October 31, 2006

In the quarter ended October 31, 2007 the Company had a net loss of $5,667,290 or $0.12 per share, as compared to a net loss of $2,594,576 or $0.06 per share for the quarter ended October 31, 2006.  The following discussion explains the variations in the key components of these numbers.

Company’s general and administrative costs were $2,179,376 compared to $2,263,543 in 2006.  The major expense categories involved in this decrease are the consulting fees (2007 - $354,004, 2006 - $625,423) and investor relations fees (2007 - $200,842, 2006 - $375,586) due to lower stock-based compensation charges.  This total decrease is partially offset by the increased expenses of salaries (2007 - $891,643, 2006- $760,475) and property evaluation (2007 - $274,922, 2006 - $142,612).  Subsidiary administrative costs amounted to $492,377 (2006 - $158,789) and result from increased exploration activity and improved cost allocation procedures which affected several cost categories.  Property evaluation expense is reflective of the increased exploration and project generation activity during the period in comparison with the equivalent period in 2006.

The Company’s interest income of $1,104 (2006 - $51,313) reflects lower average cash balances.  The property write-down, totalling $3,485,508, is a significant increase as compared to $372,298 in the equivalent period in 2006, but is dependant upon the Company’s assessment of the future exploration potential of its mineral properties as at any financial statement date.  Foreign exchange loss of $263,511 compared $10,047 in the equivalent period in 2006 arose principally as a result of a weakening Argentine and Peruvian currencies compared to the Canadian dollar.

Year ended October 31, 2007 compared to year ended October 31, 2006

In the year ended October 31, 2007 the Company had a net loss of $9,141,490 or $0.20 per share, as compared to a net loss of $8,190,142 or $0.19 per share for the year ended October 31, 2006.  The following discussion explains the variations in the key components of these numbers.

The net results for the year 2007 actually reflect higher operating costs over the equivalent period in 2006 offset by a gain on the sale of a portion of the Company’s investment in ITH which occurred in the three months ended January 31, 2007.

The Company’s general and administrative costs were higher in 2007, totalling $7,465,806 compared to $6,481,022 in 2006.  A significant portion of this increase is due to property evaluations, which totalled $1,332,246 in 2007 versus $299,113 in 2006, as the Company continues its emphasis on project generation activities.

Two other factors resulting in increased general and administrative costs were higher salaries of $2,624,072 (2006 – $1,999,033) and increased subsidiary administrative costs of $1,626,891 (2006 - $158,789).  These increases resulted from increased exploration activity generally as well as improved cost allocation procedures at the subsidiary level, which affected several cost categories including office costs.

The comparability of consulting fees and salaries year over year was also impacted by the stock-based compensation component (see below).

Other income resulted from a) the sale of 1,000,000 shares of International Tower Hill Mines Ltd. for a net gain of $1,818,236 which occurred in the quarter ended January 31, 2007, and b) an unrealized gain on a derivative investment in ITH warrants of $260,000 during the year 2007.  There was no comparative transaction in the previous year, as this accounting treatment resulted from the adoption of new accounting policies relating to financial instruments as discussed in note 3 to the consolidated financial statements.

Other expense is comprised of a write down of resource properties of totalling $3,538,466 compared to $2,052,145 in 2006, based upon a detailed review of the future exploration potential of all properties as of October 31, 2007.  Properties in Peru, principally Marcona, amounted to $2,844,903 of this year’s write-down.  The reduced interest income of $231,022 (2006 - $351,378) reflects lower average cash balances partially offset by higher interest rates.  The foreign exchange loss of $446,476 (2006 – $8,353) arose principally as a result of a weakening in the Argentine and Peruvian currencies against the Canadian dollar.

Stock-based compensation has been included in the following expense categories:

	2007	2006
Salary	$ 1,294,488	$ 1,233,876
Professional	-	9,809
Consulting	403,554	1,448,609
Investor relations	147,438	276,889
	$ 1,845,480	$ 2,969,183

Other administrative expenses have risen due to the general increase in the level of activity of the Company, including increased expense at its Latin American subsidiaries.

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds.  It relies on either the sale of its own shares as needed, or the sale or option of its mineral properties.  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.

When optioning properties the Company will sometimes issue its own stock to the vendor of the property as partial or full consideration for the property in order to conserve its cash.

The Company did not undertake any funding activities during the quarter ended October 31, 2007, as the private placements and the sale of ITH shares in the first quarter provided enough funds at the present time.  As a consequence of the foregoing funding activities, as at January 23 2008, the Company had working capital of approximately $2.7 million, which it anticipates will not be sufficient to cover its anticipated expenses for the next 18 months.  Accordingly, the Company will be required to secure significant funding in the near term if it is to proceed with its planned exploration activities (even if no additional properties are acquired) and maintain its current state of business activity.  If the Company is unable to obtain such additional funding it will be required to significantly reduce its exploration programs and other business activities, and will likely be unable to continue to make ongoing property payments on all of its presently held properties.  In such a case, the Company would be required to sell, option or abandon some of its mineral properties or dispose of some or all of its investment in ITH or TRC.

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During the years ended October 31, 2007, 2006 and 2005, the Company incurred expenses paid to officers or directors of the Company or companies with common directors:

	2007	2006	2005
Professional fees	$ 97,637	$ 169,458	$ 366,636
Consulting fees	$ 126,677	$ 75,000	$ -

At October 31, 2007 there was $7,769 (2006 - $12,012; 2005 - $24,816) included in accounts payable and accrued liabilities, and $220,646 (2006 - $23,045; 2005 - $13,981) included in accounts receivable owing to/from related parties.  Professional fees include amounts paid to a law firm of which a director is a shareholder.

The Company recovered $147,720 during the 12 months ended October 31, 2007 (2006 - $55,686; 2005 - $121,373) in rent and administration costs from Wealth Minerals Ltd., International Tower Hill Mines Ltd., Indico Technologies Ltd. Athlone Energy Ltd. and Lawrence W. Talbot Law Corporation (“LWTLC”), companies with common officers or directors.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Effective October 1, 2005, the Company retained Mr. Carlos Ballon of Lima, Peru, to provide management services on behalf of the Company in Peru through his private Peruvian company, Minera Koripampa del Peru S.A., for a fee of USD 10,000 per month (reduced to USD 7,500 per month starting from March, 2007), which has been expensed to consulting fees. Mr. Ballon became President of Cardero Peru in April 2006. Accordingly, Mr. Ballon is now a related party with respect to the Company.  Prior to Mr. Ballon becoming a related party, the Company entered into a number of mineral property acquisition/option agreements from either Minera Koripampa del Peru S.A. or Sudamericana de Metales Peru S.A., another private Peruvian company controlled by Mr. Ballon.

The presidents of Minerales y Metales California, S.A. de C.V. and Cardero Argentina S.A., the Company’s Mexican and Argentinean subsidiaries, provide management services for USD 3,750 each per month, which is expensed to consulting fees or capitalized to property costs, depending upon the nature of the services.

The Company has entered into a retainer agreement dated May 1, 2007 with LWTLC, pursuant to which LWTLC agrees to provide legal services to the Company.  Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $82,500 (plus applicable taxes and disbursements).  The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).

PROPOSED TRANSACTIONS

Although the Company is currently investigating a number of additional property acquisitions, and is entertaining proposals for the option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions that the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates in the preparation of the Company’s financial statements include the rates of amortization for equipment, the potential recovery of resource property interests, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets.  Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There have been no changes in accounting policies since November 1, 2006, being the start of the Company’s most recently completed fiscal year, except for the adoption of the recommendations relating to financial instruments, as follows:

Effective November 1, 2006, the Company implemented the accounting recommendations relating to Financial Instruments as contained in sections 3855 and 3861 of the CICA Handbook.  As explained in Note 3(a) to the consolidated financial statements for the year ended October 31, 2007, the Company’s investments in ITH and TRC, are classified as “available-for-sale” and, accordingly, are carried at quoted market value.  Resulting unrealized gains or losses, net of applicable income taxes, are reflected in other comprehensive income, while realized gains or losses are included in operations.  The intrinsic value of the related ITH share purchase warrants included in investments is classified as derivative financial instruments, and accordingly, unrealized gains or losses, net of applicable income taxes, are included in operations.  Pursuant to this change in accounting policy, the carrying values of the investments were increased to their fair value at November 1, 2006 with the corresponding increase reflected in the adjustments to deficit and other comprehensive income, respectively.  Fair value adjustments for the year ended October 31, 2007 amounted to unrealized gains of $390,000 and $260,000 recorded as comprehensive income and other income, respectively.  The Company held 7.56% of the ITH, and 3.47% of the TRC, issued and outstanding common shares as of that date.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, receivables, investments and payables.

The Company’s cash at October 31, 2007 was $824,484 of which $17,998 was held in Mexican, Argentinean and Peruvian currencies.

The Company’s receivables and payables at October 31, 2007 were normal course business items that are settled on a regular basis.  The Company’s investments in ITH and TRC are carried at quoted market value or an estimate thereof, and are classified as “available-for-sale” for accounting purposes.  The intrinsic value represented by the share purchase warrants of ITH is carried at quoted market value or an estimate thereof, and this investment is classified as derivative financial instruments, changes to the fair value of which are included in net income.  The Company has no plans to dispose of any of its investments in either ITH or TRC.

MATERIAL PROCEEDINGS

On May 20, 2004, Western Telluric Resources Inc. (“WTR”) and Minera Olympic, S. de R.L. de C.V. (“Minera”) (collectively, the “Plaintiffs”) commenced an action (the “Action”) in the British Columbia Supreme Court (Vancouver Registry, No. S042795) against the Company and James Dawson, Murray McClaren and their respective companies, Dawson Geological Consultants Ltd. and 529197 B.C. Ltd. (carrying on business as Crockite Resources).  The relief claimed against the Company is the setting aside of an agreement dated December 12, 2001 between the Company and Minera regarding the acquisition of mineral concessions.  The Company has filed a Statement of Defence in which it denies any liability as well as a counterclaim (the “Counterclaim”) against the Plaintiffs.  The pleadings are closed and documents have been exchanged.  Discoveries have been partially completed.

Pursuant to an agreement dated October 17, 2007 (“Settlement Agreement”) among the Plaintiffs, the Company and all other parties to the various actions, all actions (including the Action and the Counterclaim) have been settled. As its part of the settlement, the Company has agreed to issue an aggregate of 500,000 shares to WTR and to grant to WTR a 1.5% net smelter returns royalty over its existing and future acquired Baja California properties, of which the Company can acquire one-half (0.75%) for the price of $2,000,000.  Fulfillment by the Company of its obligations under the Settlement Agreement was subject to the acceptance for filing thereof by the TSX (received on November 20, 2007) and AMEX (received on November 13, 2007).  Closing of the transactions pursuant to the Settlement Agreement is anticipated to occur as soon as possible following the satisfaction by the other parties to the agreement of their respective conditions precedent.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits with the Canadian securities regulators and the U.S. Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods specified in the respective regulators’ rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at October 31, 2007 as required by Canadian and U.S. securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of October 31, 2007, the Company’s disclosure controls and procedures were effective.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the year ended October 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and in the United States of America.  Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on its financial statements would be prevented or detected on a timely basis.  Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of October 31, 2007.  Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of October 31, 2007 has been audited by Smythe Ratcliffe LLP, an independent registered public accounting firm, as stated in their report.

RESTATEMENT

Pursuant to the change in accounting principles relating to financial instruments described in “Changes in Accounting Policies, Including Initial Adoption”, the Company has restated total assets, total equity and net loss per US GAAP (See note 13(a) to the Financial Statements) to account for the fair value of derivative financial instruments totalling $2,540,000 not previously recognized in 2006.  An adjustment for the cost of mineral properties capitalized has also been reflected in 2006 and 2005.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at January 23, 2008)

1.

Authorized and Issued capital stock:

Authorized	Issued	Value
An unlimited number of common shares without par value	48,308,939	$57,689,976

2.

Options Outstanding:

Number	Exercise Price	Expiry Date
950,000	$2.80	May 2, 2008
176,000	$1.75	July 23, 2008
1,275,000	$1.95	August 4, 2008
412,500	$2.00	November 30, 2008
255,000	$1.70	December 20, 2008
100,000	$3.28	April 11, 2009
900,000	$1.47	September 7, 2009
350,000	$1.91	October 3, 2009
500,000	$1.50	January 16, 2010
4,918,500

3.

Warrants/Agent’s Options Outstanding:

Number	Exercise Price	Expiry Date
750,000	$2.00	July 12, 2008
1,100,000	$2.00	July 23, 2008
44,500	$2.00	July 23, 2008
1,894,500

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.cardero.com.